Exhibit 99.5

FORM 51-102F4

AMENDED AND RESTATED BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Registered Address:

Brookfield Renewable Partners L.P.

73 Front Street, 5th Floor,

Hamilton, HM 12, Bermuda

Principal Office in Canada:

Brookfield Renewable Partners L.P.

181 Bay Street, Suite 330

Toronto, ON M5J 2T3

1.2	Executive Officer

Wyatt Hartley

Chief Financial Officer of our service provider, BRP Energy Group L.P.

Telephone: 416.369.3366

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On July 31, 2020, Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Corporation (“BEPC”) acquired all of the outstanding shares of Class A common stock (“TERP Shares”) of TerraForm Power, Inc. (“TerraForm Power”), other than the approximately 62% of TERP Shares owned by BEP and its affiliates (the “TERP Acquisition”). TerraForm Power owns and operates a best-in-class renewable power portfolio of solar and wind assets located primarily in the U.S. and E.U., totaling more than 4,200 MW of installed capacity, and prior to the completion of the TERP Acquisition was listed on the Nasdaq Stock Market.

Following completion of the TERP Acquisition, TerraForm Power is owned as to 47% by Brookfield Asset Management Inc. (“Brookfield”) and as to 53% by BEP (including through its ownership of BEPC), and BEP has an indirect 67% economic interest. Concurrent with closing of the TERP Acquisition (i) an indirect subsidiary of Brookfield entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP Shares owned by Brookfield, and (ii) BEP and Brookfield Renewable Energy L.P. entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP Shares controlled by BEP (collectively, the “TERP Voting Agreements”). As a result, BEPC (and therefore BEP) controls TerraForm Power and has consolidated it from an accounting point of view.

Prior to the completion of the TERP Acquisition, on July 30, 2020, BEP completed its previously announced special distribution (the “Special Distribution”) of class A exchangeable subordinate voting shares of BEPC (“BEPC Class A Shares”). Each holder of non-voting limited partnership units of BEP (“BEP Units”) of record as of July 27, 2020 received one (1) BEPC Class A Share for every four (4) BEP Units held. The BEPC Class A Shares commenced trading on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BEPC” on July 30, 2020.

2.2	Acquisition Date

July 31, 2020

2.3	Consideration

Each TERP Share (other than TERP Shares owned by BEP and its affiliates) was acquired for either 0.47625 of a BEPC Class A Share or 0.47625 of a BEP Unit, at the election of holders of TERP Shares. Upon closing of the TERP Acquisition, BEP acquired an aggregate of 8,471,328 TERP Shares in exchange for the issuance by BEP of 4,034,469 BEP Units to such holders of TERP Shares and BEPC acquired an aggregate of 77,764,286 TERP Shares in exchange for the issuance by BEPC of an aggregate of 37,035,241 BEPC Class A Shares to such holders of TERP Shares. In addition, each outstanding restricted stock award issued under TerraForm Power’s 2018 Amended and Restated Long-Term Incentive Plan was converted into an award of the same type with respect to a number of BEPC Class A Shares determined by multiplying the number of TERP Shares subject to each outstanding TerraForm Power restricted stock unit award by 0.47625.

2.4	Effect on Financial Position

BEP on the date hereof has filed annual consolidated financial statements that reflect the consolidation of TerraForm Power retrospectively to October 17, 2017, being the date that both TerraForm Power and BEP were first under the common control of Brookfield.

The estimated effect of the TERP Acquisition to BEP is outlined in the unaudited pro forma financial statements of BEP incorporated by reference into this Report. The unaudited pro forma financial statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable.

BEP currently has no plans or proposals for material changes in the business affairs of TerraForm Power which may have a significant effect on the financial performance or financial position of BEP.

2.5	Prior Valuations

Neither BEP nor, to its knowledge, TerraForm Power, within the 12 months preceding the date hereof, obtained a valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by BEP and BEPC to complete the TERP Acquisition.

2.6	Parties to Transaction

Each of BEP and BEPC acquired TERP Shares pursuant to the TERP Acquisition. BEP is an informed person, associate and affiliate of BEPC since BEPC is a subsidiary of BEP.

2.7	Date of Report

August 6, 2020, as amended and restated on November 20, 2020

Item 3	Financial Statements and Other Information

Included in and forming part of this Report are the unaudited pro forma condensed combined statement of operating results of BEP for the nine months ended September 30, 2020 and year ended December 31, 2019 attached as Schedule A to this Report, which pro forma financial statements were prepared to illustrate the effects of the Special Distribution and the TERP Acquisition.

BROOKFIELD RENEWABLE PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of BEP have been prepared to illustrate the effects of the following transactions (collectively, the “BEP Transactions”):

•

as a result of the special distribution and the BRELP distribution, the delivery of one (1) BEPC exchangeable share for every four (4) BEP units, BRELP redeemable partnership units and general partnership interests in BEP and BRELP; and

•	the TerraForm Power acquisition, whereby BEP acquired the 38% interest in TERP not currently owned by BEP and its affiliates in exchange for 37,035,241 BEPC exchangeable shares and 4,034,469 LP units.

BEP completed the special distribution and the TerraForm Power acquisition on July 30, 2020 and July 31, 2020, respectively.

These Unaudited Pro Forma Financial Statements are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the BEP Transactions had been consummated on the dates indicated, nor are they necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition or liquidity. Additionally, these Unaudited Pro Forma Financial Statements do not give effect to revenue synergies, operating efficiencies or cost savings that may be achieved with respect of the BEP Transactions. Actual results may differ materially from the assumptions within the accompanying Unaudited Pro Forma Financial Statements. During 2020, financial markets have been negatively impacted by the novel Coronavirus or COVID-19, which has resulted in economic uncertainty. BEP is not able to predict or forecast the extent or duration of the economic uncertainty, and consequently, it is difficult to reliably measure the potential impact of this uncertainty on future financial results.

The information in the Unaudited Pro Forma Condensed Combined Statement of Income and Loss for the nine months ended September 30, 2020, and for the year ended December 31, 2019 give effect to the BEP Transactions as if they had occurred on January 1, 2019. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars and has been prepared using accounting policies that are consistent with IFRS as issued by the IASB. These Unaudited Pro Forma Financial Statements have been derived by the application of pro forma adjustments to the financial statements of BEP included elsewhere in this document, to give effect to the BEP Transactions for the relevant periods.

Historical financial information has been adjusted in the Unaudited Pro Forma Financial Statements to give effect to pro forma adjustments that are (1) directly attributable to the BEP Transactions, (2) factually supportable, and (3) with respect to the Unaudited Pro Forma Condensed Combined Statement of Income and Loss, expected to have a continuing impact on the combined results of BEP. The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements.

These Unaudited Pro Forma Financial Statements and the notes thereto should be read together with (i) the audited consolidated financial statements of Brookfield Renewable as at December 31, 2019 and 2018 and for each of the years in the three years ended December 31, 2019 filed under BEP’s profile on SEDAR at www.sedar.com on November 20, 2020, and (ii) the unaudited interim consolidated financial statements of Brookfield Renewable as at September 30, 2020 and December 31, 2019 and for the three and nine months ended September 30, 2020 and 2019 filed under BEP’s profile on SEDAR at www.sedar.com on November 4, 2020.

Unaudited Pro Forma Condensed Combined Statement of Income and Loss

(MILLIONS) Nine months ended September 30, 2020	Brookfield Renewable Partners L.P.	Special Distribution	Terraform Power acquisition	BEP Transactions Pro Forma
		(2)	(3)
Revenues	$2,858	$—	$—	$2,858
Other income	51	—	—	51
Direct operating costs	(917)	—	—	(917)
Management service costs	(151)	—	—	(151)
Interest expense	(733)	—	—	(733)
Share of earnings from equity-accounted investments	(4)	—	—	(4)
Foreign exchange and financial instrument gain	12	—	—	12
Depreciation	(1,030)	—	—	(1,030)
Other	(125)	—	—	(125)
Income tax recovery (expense)
Current	(29)	—	—	(29)
Deferred	28	—	—	28

	(1)	—	—	(1)

Net loss	$(40)	$—	$—	$(40)

Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$85	$—	$31	$116
General partnership interest in a holding subsidiary held by Brookfield	46	—	—	46
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(89)	14	(4)	(79)
Class A shares of Brookfield Renewable Corporation	(18)	(32)	(20)	(70)
Preferred equity	19	—	—	19
Preferred limited partners’ equity	40	—	—	40
Limited partners’ equity	(123)	18	(7)	(112)

	$(40)	$—	$—	$(40)

Earnings per BEP unit
Weighted-average number of BEP units outstanding	179.9	—	183.1	183.1
Basic and diluted earnings per BEP unit(4)	$(0.58)	$—	$(0.03)	$(0.61)

Unaudited Pro Forma Condensed Combined Statement of Income and Loss

(MILLIONS) Year ended December 31, 2019	Brookfield Renewable Partners	Special Distribution	TerraForm Power acquisition	BEP Transactions Pro Forma
		(2)	(3)
Revenues	$3,971	$—	$—	$3,971
Other income	105	—	—	105
Direct operating costs	(1,263)	—	—	(1,263)
Management service costs	(135)	—	—	(135)
Interest expense	(1,001)	—	—	(1,001)
Share of earnings from equity-accounted investments	29	—	—	29
Foreign exchange and financial instrument loss	(36)	—	—	(36)
Depreciation	(1,271)	—	—	(1,271)
Other	(276)	—	—	(276)
Income tax recovery (expense)
Current	(70)	—	—	(70)
Deferred	27	—	—	27

	$(43)	$—	$—	$(43)

Net income	$80	$—	$—	$80

Net income attributable to
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$113	$—	$79	$192
General partnership interest in a holding subsidiary held by Brookfield	50	(1)	—	49
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(65)	14	(19)	(70)
Class A shares of Brookfield Renewable Corporation	—	(31)	(31)	(62)
Preferred equity	26	—		26
Preferred limited partners’ equity	44	—		44
Limited partners’ equity	(88)	18	(29)	(99)

	$80	$—	$—	$80

Earnings per BEP unit
Weighted-average number of BEP units outstanding	178.9	—	182.9	182.9
Basic and diluted earnings per BEP unit(4)	$(0.39)	$—	$(0.15)	$(0.54)

NOTES TO THE UNAUDITED PRO FORMA

FINANCIAL STATEMENTS OF BEP

(1)	BASIS OF PRESENTATION

The information in the Unaudited Pro Forma Financial Statements are based on BEP’s historical consolidated financial statements. The information in the Unaudited Pro Forma Condensed Combined Statement of Income and Loss for the nine months ended September 30, 2020 and for the year ended December 31, 2019 gives effect to the BEP Transactions as if they had been consummated on January 1, 2019.

(2)	SPECIAL DISTRIBUTION

On July 30, 2020, BEP completed the “special distribution” whereby BEP unitholders as of July 27, 2020 received one BEPC exchangeable share for every four BEP units held. Immediately prior to the special distribution, BEP received BEPC exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the BEPC exchangeable shares to all the holders of its equity units. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within BEP) received approximately 33.1 million BEPC exchangeable shares and (ii) Brookfield Renewable Partners L.P. received approximately 44.7 million BEPC exchangeable shares, which it subsequently distributed to its BEP unitholders, including Brookfield, pursuant to the special distribution.

At any time, holders of BEPC exchangeable shares have the right to exchange all or a portion of their shares for one BEP unit per exchangeable share held or its cash equivalent based on the NYSE closing price of one BEP unit on the date that the request for exchange is received, on a fixed-for-fixed basis. BEP has the ability to elect to satisfy the exchange of the exchangeable shares for BEP units or its cash equivalent when the exchange is requested by the shareholder. Additionally, BEPC and BEP have the ability to redeem all BEPC exchangeable shares for BEP units at its election, on a fixed-for-fixed basis.

As a result of the share characteristics, BEPC exchangeable shares have been classified as non-controlling interests in the consolidated financial statements of BEP.

The Unaudited Pro Forma Financial Statements give effect special distribution and the BRELP Distribution as if they had occurred on January 1, 2019.

(3)	TERRAFORM POWER ACQUISITION

On July 31, 2020, following the special distribution, BEP completed the TerraForm Power acquisition, pursuant to which BEP and BEPC acquired all of the Class A common stock of TerraForm Power (“TERP shares”) held by the public in exchange for 4,034,469 BEP units and 37,035,241 BEPC exchangeable shares.

Simultaneously with the completion of the TerraForm Power acquisition, BEP entered into voting agreements with certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to BEP. As a result, the company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to BEP is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The results of TerraForm Power that were not owned by Brookfield Renewable are presented as non-controlling interests to BEP retrospectively to October 17, 2017 in the consolidated financial statements of BEP, corresponding to all historical periods that TerraForm Power was under common control.

The Unaudited Pro Forma Financial Statements give effect to the TerraForm Power acquisition as if it had occurred on January 1, 2019.

(4)	BASIC AND DILUTED LOSS PER BEP UNIT

The historical basic and diluted loss per BEP unit reported in the consolidated financial statements of BEP was retrospectively adjusted to give effect to the special distribution.